20012695

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67849

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PUMA Capital LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

287 Bowman Ave., 3rd Floor

Purchase (City) NY (State) 10577 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ivan Greenstein 732-828-0202 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith + Brown

(Name – *if individual, state last, first, middle name*)

One Tower Center Blvd., 14th Floor (Address) East Brunswick (City) NJ (State) 08816 (Zip Code)

SEC Mail Processing

MAR 06 2020

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joshua Greenstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PUMA Capital LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JULIE MCKEON
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MC6127132
Qualified in Westchester County
My Commission Expires May 23, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

withum

ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Members,
Puma Capital, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Puma Capital, LLC (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the financial statement, the Company has changed its method of accounting for leases on January 1, 2019 due to the adoption of ASC Topic 842.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.

February 28, 2020

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

PUMA CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS	
CASH	$182,220
DUE FROM CLEARING FIRMS, INCLUDING DEPOSITS OF $500,000	2,387,436
RECEIVABLE FROM BROKERS	690,409
SECURITIES OWNED, AT FAIR VALUE	210,158
PROPERTY AND EQUIPMENT, NET	186,200
OPERATING LEASE RIGHT-OF-USE ASSETS	190,175
OTHER ASSETS	120,918
TOTAL	$3,967,516

LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
SECURITIES SOLD, BUT NOT YET PURCHASED, AT FAIR VALUE	$179,401
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	1,118,842
DUE TO AFFILIATE	9,367
TOTAL LIABILITIES	1,541,886
MEMBERS' EQUITY	
COMMON MEMBERS' CAPITAL	1,425,630
PREFERRED MEMBERS' CAPITAL	1,000,000
MEMBERS' EQUITY	2,425,630
	$3,967,516

The accompanying notes are an integral part of this financial statement.
Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Puma Capital, LLC (the "Company"), was organized in February 2007 and began operations on January 7, 2008. The Company was formed under the Securities Exchange Act of 1934 and is registered with the Securities Exchange Commission ("SEC"). On July 24, 2008, the Company received authorization from the Financial Industry Regulation Authority (FINRA) to operate as a registered broker-dealer. The Company acts as a market maker and holds shares of a particular equity security in order to facilitate trading in that security.

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Concentrations of Credit Risk

The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

U.S. generally accepted accounting principles require the Company to report its investments in securities at estimated fair value on a recurring basis. Fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. A three-tier hierarchy was established to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments. The hierarchy is summarized in the three broad levels listed below.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Level 1 - quoted prices in active markets for identical investments
Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)
Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

Valuation Techniques-Exchange Traded Securities

Securities and other investments traded on a national exchange or on the national market system of NASDAQ are valued at their last reported sale price or, if there has been no sale on that date, at the closing "bid" price if long, or closing "ask" price if short. Other securities or investments for which over-the-counter market quotations are available are valued at their last reported sale price or, if there had been no sale on that date, at closing "bid" price if long, or closing "ask" price if short as reported by a reputable source selected by the Company. Exchange-traded securities are generally categorized in Level 1 of the fair value hierarchy, with those exchange-traded securities trading less than actively, categorized in Level 2.

Securities Transactions and Revenue Recognition

Securities transactions, along with related commission income and clearing costs, are reported on a trade date basis. Gains and losses on securities trading were earned by the Company by making markets in equities. Realized and unrealized gains and losses are reflected in net gain on principal transactions in the statement of operations.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contracts ("Commission Agreements") with the customer, (b) identify the performance obligations in the Commission Agreement, (c) determining the transaction price, (d) allocate the transaction price to the performance obligations in the Commission Agreement, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to members' equity as of January 1, 2018. Revenue generated by the Company from principal transactions are not resulting from contracts with customers and therefore not impacted by ASC Topic 606.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a commission agreement with a customer and are derecognized when the cash is received. Contract assets arise when the revenue associated with the Commission Agreement is recognized prior to the Company's unconditional right to receive payment under a Commission Agreement with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. At January 1, 2019, receivables were $538,727. At December 31, 2019, receivables were $690,409. There were no contract assets or contract liabilities as of December 31, 2019.

Significant Judgments

Revenue from Commission Agreements with customers includes commissions earned on execution services and transaction fees for secondary market securities transactions. Expenses directly associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. The recognition and measurement of revenue is based on the assessment of individual Commission Agreement terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; when to recognize revenue based on the appropriate measure of the Company's progress under the Commission Agreement; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Generally, each time an introduced customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that one the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Interest and dividend income is recognized on an accrual basis.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance, and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred.

Depreciation and Amortization

Depreciation and amortization of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives is summarized as follows:

Computer equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	5 years
Computer software	3 years

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Consequently, these jurisdictional income taxes are not payable by the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company.

The Company assesses its tax positions in accordance with "Accounting for Uncertainties in Income Taxes" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements. Management's conclusions regarding this policy may be subject to review and

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

adjustment at a later date based on factors including, but not limited to, on-going analysis of and changes to tax laws, regulations and interpretations thereof.

Leases

The Company adopted ASC Topic 842 *Leases* on January 1, 2019. The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases* using a modified retrospective transition approach. The Company is a lessee in several noncancellable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Accounting Developments

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date and the reported amounts of revenues and expenses for the year presented. Actual results could differ from those estimates.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2019 consisted of the following:

Computer equipment	$ 189,842
Furniture and fixtures	98,841
Leasehold improvements	35,490
Computer software	201,667
	525,840
Less: accumulated depreciation and amortization	339,640
	$ 186,200

Depreciation expense for the year ended December 31, 2019 amounted to $92,097.

NOTE 3. FAIR VALUE MEASUREMENT

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with fair value measurements and the Company's accounting policies as disclosed in Note 1. The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2019:

ASSETS, at fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity securities owned	$ 209,424	$ 734	$ -	$ 210,158
LIABILITIES, at fair value				
Equity securities sold, but not yet purchased	$ 179,401	$ -	$ -	$ 179,401

There were no transfers of securities among the levels of the fair value hierarchy during the year.

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer engaged in activities as a market maker, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $1,000,000 or one-fifteenth of "Aggregate Indebtedness", as defined or $2,500 per security for securities with a market value greater than $5 per share, and $1,000 per security for securities with a market value of $5 or less with a maximum of $1,000,000. At December 31, 2019, the Company's "Net Capital" was $1,851,932, which exceeded requirements by $851,932 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.63 to 1.

NOTE 5. RISK CONCENTRATIONS

Clearing and Depository Operations

At December 31, 2019, the transactions were processed primarily by Wedbush Securities, a brokerage firm whose headquarters is in Los Angeles, CA. Additionally, the Company maintained a relationship with Bank of America Financing and Clearing ("BofA"), a brokerage firm whose principal office is in New York, NY. Also the Company held $79,051 in Bank of America Merrill Lynch a former clearing agent located in New York, NY. At December 31, 2019, deposits held by Wedbush Securities were $412,520.

Securities Sold, But Not Yet Purchased

At December 31, 2019, securities sold, but not yet purchased, consisted primarily of United States and Foreign corporate equities. Subsequent market fluctuation may require the Company to purchase these securities at prices which exceed the carrying value in the accompanying financial statements. Additionally, the securities owned and the cash held by the clearing broker serves as collateral for the short-sale liability.

NOTE 6. PREFERRED MEMBERSHIP UNITS

On September 18, 2014 the Board of Managers of the Company agreed to issue Preferred Membership Units to two of its Members in exchange for an additional Capital Contribution to the Company. Each member contributed $500,000 and in return the Company issued 500 Preferred Units to each Member. The preferred Members will receive a 9% Preferred return on their Capital Contribution paid quarterly. The Preferred Membership Units also provide for the preferred members to receive additional discretionary distributions in certain circumstances. At December 31, 2019, the unpaid Preferred Return was $22,500 and classified as a component of accounts payable and accrued expenses. As of December 31, 2019 the Company has authorized and issued 1,000 common shares and 1,000 preferred shares.

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

NOTE 7. RELATED PARTY TRANSACTIONS

Management and Administrative Services

The Company receives management and administrative services, from an entity affiliated by virtue of common control ("Affiliate"). In this regard, the Affiliate incurs operating expenses and provides facilities for the Company in consideration of an administrative service fee. For the year ended December 31, 2019 the Company incurred $47,088 of administrative service fees consisting of salaries, which are included as component of professional fees in the accompanying statement of operations. At December 31, 2019, $9,367 was due to the Affiliate for unpaid administrative services.

NOTE 8. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company has obligations as a lessee for office spaces with noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from the lease payments. The Company's leases do not include termination options for either party to the lessee or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as varable costs when incurred.

Additionally, the Company leased an office in Purchase, New York, expiring August 2021.

The Company has a two year lease for an office in Jupiter, Florida, expiring March 2021.

The components of lease cost for the year ended December 31, 2019 are as follows:

Operating lease	$103,166
Variable lease cost	9,666
Short term lease cost	41,100
Total lease cost	$153,932

NOTE 8. COMMITMENTS AND CONTINGENCIES (Continued)

Amounts reported in the statement of financial condition as of December 31, 2019 were as follows:

Operating leases:	
Operating lease right-of-use assets	$190,175
Operating lease liabilities	234,276

Other information related to leases as of December 31, 2019 was as follows:

Weighted average remaing lease term:	
Operating leases	1.6 years
Weighted average discount rate:	
Operating lease	5 %

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2019 are as follows:

2020	$ 149,870
2021	94,638
Total undiscounted lease payments	$ 244,508
Less imputed interest	(10,232)
Total undiscounted lease payments	$ 234,276

Rental expense related to these leases amounted to $103,166 for the year ended December 31, 2019.

Contingencies

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

NOTE 9. EXEMPTION FROM RULE 15c3-3

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 pursuant to provision (k)(2)(ii) with respect to clearing all transactions on a fully disclosed basis through its clearing firms.

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT.